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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          SORRENTO NETWORKS CORPORATION
 (Name of Filing Persons (identify status as offeror, issuer or other person))

          Options to purchase common stock, par value $0.30 per share, under certain Sorrento Networks Corporation option plans
         and under the Sorrento Networks, Inc. 2000 Stock Issuance Plan
                         (Title of Class of Securities)

                                   83586Q 10 0
                      (CUSIP Number of Class of Securities)

                                JOE R. ARMSTRONG
                             Chief Financial Officer
                          SORRENTO NETWORKS CORPORATION
                               9990 Mesa Rim Road
                           San Diego, California 92121
                                 (858)-558-3960

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
               Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                  732-549-5600
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)






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                            Calculation of Filing Fee

Transaction valuation*                                    Amount of filing fee

$3,596,963.03                                                   $719.39


* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase shares of common stock of Sorrento Networks Corporation having an aggregate value of $3,596,963.03 as of April 2, 2002, will be canceled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.


         x Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   $719.39
                  Form or Registration No.: 5-47159
                  Filing Party:             Sorrento Networks Corporation
                  Date Filed:               April 3, 2002

                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

                  third-party tender offer subject to Rule 14d-1.
         x        issuer tender offer subject to Rule 13e-4.
                  going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer. X






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         This Amendment No. 2 amends and supplements the Tender Offer Statement of Sorrento Networks Corporation on Schedule TO, filed with the Securities and Exchange Commission on April 3, 2002, and amended by Amendment No. 1 to Schedule TO, filed on May 6, 2002, relating to our offer to our employees and to employees of our subsidiaries to exchange outstanding options to purchase our common stock, par value $0.30 per share, having an exercise price greater than or equal to $7.50 per share for FIBR options and all outstanding options of our subsidiary, Sorrento Networks Inc. ("SNI"), granted under the Sorrento Networks Corporation 1988 Stock Option Plan (the "1988 Plan"), the Amended and Restated 1997 Incentive and Non-Qualified Stock Option Plan (the "1997 Plan"), the Sorrento Networks Corporation 2000 Stock Incentive Plan (the "2000 Plan"), the Sorrento Networks Inc. 2000 Stock Option/Stock Issuance Plan (the "SNI Plan") (collectively with the 1988 Plan, 1997 Plan and the 2000 Plan, the "Plans") for new nonqualified stock options with a new exercise price (the "New Options"), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated April 3, 2002, as amended.


         The Offer expired on May 17, 2002. We have accepted for exchange options to purchase approximately 727,955 shares of our common stock.

ITEM 4.  TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

         The Offer to Exchange outstanding stock options in exchange for new nonqualified stock options to be granted on the replacement grant date under our New Grant Program expired at 8:59 p.m. Pacific Time on May 17, 2002. Pursuant to the offer, we accepted for exchange options to acquire approximately 727,955 shares of our common stock. On the terms and conditions set forth in the Offer to Exchange, we will grant new nonqualified stock options on the replacement grant date, which will be during our fourth fiscal quarter. The exercise price of the new options will be the 4:00 p.m. Eastern Time closing sales price of our common stock as reported on the Nasdaq National Market or other market on which our common stock is traded on the replacement grant date.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended to add the following Exhibit (a)(12), which is filed with this Amendment No. 2 to Schedule TO:

         Exhibit     Description
         Number

         (a)(12) Form of Announcement to option holders announcing the expiration of the New Grant Program on May 17, 2002.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.






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Date: May 23, 2002                        SORRENTO NETWORKS CORPORATION

                                          /S/ JOE R. ARMSTRONG
                                          ----------------------------
                                          Joe R. Armstrong
                                          Chief Financial Officer







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                                INDEX TO EXHIBITS

Exhibit
Number       Description
---------    -----------
(a)(12)      Form of Announcement to option holders announcing the expiration of the New Grant Program on May 17, 2002.